

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2022

Ke Chen
Chief Financial Officer
ReneSola Ltd
3rd Floor, 850 Canal St.
Stamford, CT 06902

   Re: ReneSola Ltd
    Form 20-F for the Year Ended December 31, 2021
    Filed April 29, 2022
    File No. 001-33911

Dear Mr. Chen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Manufacturing